SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives the 2012 LT-Innovate Award, Bolstering its Position as a Leading Innovator in Speech and Text Analytics, Dated September 4, 2012

99.2	Press Release: NICE Executive Networking Series to Present Advanced Solutions and Strategies for Call Volume Reduction and Next Call Prevention, Dated September 5, 2012

99.3	Press Release: NICE to Demonstrate How to Leverage its Security Solutions for Improved Operations at ASIS, Dated September 5, 2012

99.4	Press Release: NICE Interaction Management Solution Now Rated “Avaya Compliant”, Dated September 6, 2012

99.5	Press Release: NICE Security Solutions deployed at Bangalore’s “Namma Metro” to Secure Millions of Passengers on India’s Rapid Transit Rail System, Dated September 10, 2012

99.6	Press Release: NICE Ranked as Tier 1 PSIM Company by Frost & Sullivan Research and Consulting FirmDated September 11, 2012

99.7	Press Release: NICE Wins Multi-Channel Customer Service Excellence Awards at the Brazilian Industry Event CONAREC 2012, Dated September 11, 2012

99.8	NICE and Asteros Implementing Advanced Security Solutions for the City Of Sochi to Meet Growing Public Safety Needs, Dated September 19, 2012

99.9	Press Release: NICE to Demonstrate Market-Leading Integrated Security Solutions for Safer Cities at IACP 2012, Dated September 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel
Dated: October 4, 2012

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives the 2012 LT-Innovate Award, Bolstering its Position as a Leading Innovator in Speech and Text Analytics, Dated September 4, 2012

99.2	Press Release: NICE Executive Networking Series to Present Advanced Solutions and Strategies for Call Volume Reduction and Next Call Prevention, Dated September 5, 2012

99.3	Press Release: NICE to Demonstrate How to Leverage its Security Solutions for Improved Operations at ASIS, Dated September 5, 2012

99.4	Press Release: NICE Interaction Management Solution Now Rated “Avaya Compliant”, Dated September 6, 2012

99.5	Press Release: NICE Security Solutions deployed at Bangalore’s “Namma Metro” to Secure Millions of Passengers on India’s Rapid Transit Rail System, Dated September 10, 2012

99.6	Press Release: NICE Ranked as Tier 1 PSIM Company by Frost & Sullivan Research and Consulting FirmDated September 11, 2012

99.7	Press Release: NICE Wins Multi-Channel Customer Service Excellence Awards at the Brazilian Industry Event CONAREC 2012, Dated September 11, 2012

99.8	NICE and Asteros Implementing Advanced Security Solutions for the City Of Sochi to Meet Growing Public Safety Needs, Dated September 19, 2012

99.9	Press Release: NICE to Demonstrate Market-Leading Integrated Security Solutions for Safer Cities at IACP 2012, Dated September 27, 2012